Exhibit 99.3

January 9, 2011

HudBay Minerals Inc.

Suite 2501, Dundee Place

1 Adelaide Street East

Toronto, Ontario

M5C 2V9

Norsemont Mining Inc. – Disclosure Letter

Ladies and Gentlemen:

We refer to the support agreement (the “Agreement”) dated the date hereof between HudBay Minerals Inc. (“HudBay”) and Norsemont Mining Inc. (the “Company” or “Norsemont”) relating to the Offer whereby Norsemont will be acquired by HudBay. This is the disclosure letter referred to in the Agreement as the “Disclosure Letter” and we hereby disclose to you the information set out in this letter for the purpose of the Agreement. Terms and expressions defined in the Agreement and not otherwise defined herein have the same meanings in this letter. All values are expressed in Canadian dollars unless noted otherwise.

1.	Neither Norsemont nor any of the subsidiaries of Norsemont take any responsibility for any opinion which may have been expressed by any person other than Norsemont or any forecast or projection in any information or document by such person unless any such opinion, forecast or projection is expressly warranted in the Agreement.

2.	Norsemont and HudBay acknowledge and agree that neither this Disclosure Letter nor any disclosure made in or by virtue of it shall constitute or imply any representation, warranty, assurance or undertaking by Norsemont not expressly set out in the Agreement and neither this Disclosure Letter nor any such disclosure shall have the effect of, or be construed as, adding to or extending the scope of any of the representations and warranties of Norsemont in the Agreement.

3.	The fact that any item of information is contained herein shall not be construed as an admission of liability under any applicable law, or to mean that such information is required to be disclosed in or by the Agreement, or to mean that such information is material. Such information shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Material Adverse Effect” or any similar qualification in the Agreement.

4.	Matters disclosed in this Disclosure Letter are not necessarily limited to matters required by the Agreement to be disclosed in this Disclosure Letter. Such additional matters are set forth for information purposes and do not necessarily include all matters of a similar nature. Unless otherwise stated herein, all of the information contained in this Disclosure Letter is provided as of the date of this Disclosure Letter.

5.	The following matters are specifically disclosed:

Agreement Reference	Disclosure

4.2 – Capitalization	See Schedule 4.2

4.3 – Ownership of Subsidiaries	See Schedule 4.3

4.5 – No Violations	See Schedule 4.5

4.10 – The Company Financial Statements	See Schedule 4.10

4.16 – No Undisclosed Liabilities	See Schedule 4.16

4.17 – Litigation	See Schedule 4.17

4.18 – Taxes	See Schedule 4.18

4.20 – Leased Property	See Schedule 4.20

4.23 – Contracts	See Schedule 4.23

4.24 – Interest in Mineral Rights	See Schedule 4.24

4.27 – Permits	See Schedule 4.27

4.28 – Pension and Employee Benefits	See Schedule 4.28

4.29 – Insurance	See Schedule 4.29

4.31 (e) – Environment	See Schedule 4.31(e)

4.32 – Restrictive Covenants	See Schedule 4.32

4.33(a) – Employment Arrangements and Collective Agreements	See Schedule 4.01(m)

[Signatures on the following page]

2.

Yours truly,

NORSEMONT MINING INC.

By:	“Patrick Evans”
	Name:	Patrick Evans
	Title:	Chief Executive Officer

Accepted this 9th day of January, 2011 as the Disclosure Letter.

HUDBAY MINERALS INC.

By:	“Kenneth Gillis”
	Name:	Kenneth Gillis
	Title:	Senior Vice President,
Corporate Development

3.

SCHEDULE 4.2

Capitalization

Outstanding Options as at January 7, 2011 are as follows:

INTENTIONALLY DELETED

[Private Information]

4.

Outstanding Purchase Warrants as at January 7, 2011 are as follows:

INTENTIONALLY DELETED

[Private Information]

5.

Outstanding RSUs as at January 7, 2011 are as follows:

INTENTIONALLY DELETED

[Private Information]

6.

Outstanding convertible notes as at January 7, 2011 are as follows:

Note 1

Date of Issuance	Principal Amount	Interest Rate	Conversion Price	Conversion Expiry and Maturity Date

December 19, 2008	$6,000,000	8% per annum	$1.70 per share	December 19, 2011

INTENTIONALLY DELETED

[Private Information]

Note 2

Date of Issuance	Principal Amount	Interest Rate	Conversion Price	Conversion Expiry and Maturity Date

March 31, 2009	$3,800,000	8% per annum	$1.70 per share	March 31, 2012

INTENTIONALLY DELETED

[Private Information]

7.

SCHEDULE 4.3

Ownership of Subsidiaries

Company Subsidiary	Percentage of Ownership

Norsemont Peru S.A.C.	99% owned by Norsemont 1% owned by Robert Baxter(1)(2)

(1)	As required by the laws of Peru, there must be more than one shareholder in a corporation.
(2)	Mr. Baxter has assigned all of his rights in Norsemont Peru S.A.C. to the Company.

8.

SCHEDULE 4.5

No Violations

None

9.

SCHEDULE 4.10

Company Financial Statements

None

10.

SCHEDULE 4.16

Liabilities

Material Liabilities

None

Indebtedness among the Company and any of its subsidiaries

See Schedule 4.2, “Capitalization”, under the subheading “Outstanding convertible notes as at January 7, 2011”.

11.

SCHEDULE 4.17

Litigation

INTENTIONALLY DELETED

[Subject of on-going litigation]

12.

SCHEDULE 4.18

Taxes

None

13.

SCHEDULE 4.20

Leased Properties

Lessee	Leasehold Interest Holder	Agreement

Norsemont Mining Inc.	Redcliffe Property Managers	Office lease Suite 1002, 40 University Avenue, Toronto, Ontario

Norsemont Peru S.A.C.	Redcliffe Property Managers	Office lease Amador Merino Reyna 267 of 701 San Isidro, Lima, Peru

14.

SCHEDULE 4.23

Material Contracts

1.	Employment Agreement, dated June 1, 2007, between the Company and Patrick Evans pursuant to which Mr. Evans is employed as the Company’s Chief Executive Officer.

2.	Employment Agreement, dated December 1, 2010, between the Company and Robert Baxter pursuant to which Mr. Baxter is employed as the Company’s President and Chief Operating Officer

3.	Employment Agreement, dated October 1, 2007, between the Company and Christopher Reynolds, pursuant to which Mr. Reynolds is employed as the Company’s Vice President, Finance and Chief Financial Officer.

4.	INTENTIONALLY DELETED - [Private Information]

5.	INTENTIONALLY DELETED - [Private Information]

6.	Warrant Indenture between the Company and Computershare Trust Company of Canada, dated November 3, 2009.

7.	Warrant Indenture between the Company and Computershare Trust Company of Canada, dated May 25, 2009.

8.	Shareholders Rights Plan of the Company dated May 29, 2006.

9.	See Schedule 4.2, “Capitalization”, under the subheading “Outstanding convertible notes as at January 7, 2011”.

15.

SCHEDULE 4.24

Mineral Rights

Section 4.24(b) – Mineral Rights

Constancia Property

Concessions:

Concession Name	Code	Concession Granted	Concession Holder	Hectares
Peta 5	05006089X01	28-11-1989	Livitaca	934.52
Katanga J	05004406X01	29-03-1990	Mitsui	400.00
Katanga Q	05005529X01	09-05-1990	Katanga	150.01
Katanga K	05004407X01	16-07-1990	Mitsui	300.00
Peta 6	05006090X01	29-10-1996	Katanga	1000.00
Santiago 4	010083495	23-12-1996	Mitsui	34.16
Santiago 3	010083695	25-03-1997	Mitsui	700.58
Santiago 5	010083295	30-04-1997	Mitsui	602.12
Katanga V	010248497	31-10-1997	Mitsui	100.00
Katanga T	010248397	15-11-1997	Mitsui	100.00
Santiago Apostol I	010229294	31-03-1998	Mitsui	424.49
Peta 17	0506198AX01	13-12-1999	Katanga	49.05
Peta 7	05006198X01	13-12-1999	Katanga	351.70

On November 23, 2007, 11 mining applications were submitted to Ingemmet to cover new areas with a total of 7700 hectares. The mining applications were granted to Norsemont according to the following chart:

Concession Name	Code	Concession Granted	Resolucion Jefatural	Area (Ha)
Constancia 17	01-06147-07	05.05.08	001061-2008-INGEMMET/PCD/PM	700
Constancia 18	01-06148-07	21.04.08	000937-2008-INGEMMET/PCD/PM	400
Constancia 19	01-06149-07	12.05.08	001175-2008-INGEMMET/PCD/PM	700
Constancia 20	01-06150-07	12.05.08	001234-2008-INGEMMET/PDC/PM	600
Constancia 21	01-06151-07	12.05.08	001422-2008-INGEMMET/PCD/PM	700
Constancia 22	01-06152-07	12.05.08	001291-2008-INGEMMET/PCD/PM	600
Constancia 23	01-06153-07	18.04.08	000872-2008-INGEMMET/PCD/PM	1000
Constancia 24	01-06154-07	17.04.08	000724-2008-INGEMMET/PDC/PM	800
Constancia 25	01-06155-07	17.04.08	000717-2008-INGEMMET/PCD/PM	800
Constancia 26	01-06156-07	18.04.08	000874-2008-INGEMMET/PCD/PM	600
Constancia 27	01-06157-07	12.05.08	001421-2008-INGEMMET/PCD/PM	800

16.

In addition, the Company also entered into an auction at the Ministry of Energy and Mines for 12 additional claims in 2007 and received notification in 2008 that the claims were granted to the Company. The mining applications were granted to the Company according to the following chart:

Concession Name	Code	Concession Granted	Resolution	Area (Ha)
Constancia 5	01-00253-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 6	01-00254-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 7	01-00255-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 8	01-00256-07	01/03/2007	D.M. Titulado D.L. 708	900
Constancia 9	01-00257-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 10	01-00258-07	01/03/2007	D.M. Titulado D.L. 708	100
Constancia 11	01-00259-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 12	01-00260-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 13	01-00261-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 14	01-00262-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 15	01-00263-07	01/03/2007	D.M. Titulado D.L. 708	1000
Constancia 16	01-00264-07	01/03/2007	D.M. Titulado D.L. 708	300

INTENTIONALLY DELETED

[Private Information]

17.

SCHEDULE 4.27

Permits

None

18.

SCHEDULE 4.28

Pension and Employee Benefits

Section 4.28(a) – List of Employee Plans

1.	Stock Option Plan of the Company, dated as of July 12, 2007, under which the Company may grant incentive stock options for the purchase of common shares of the Company to its officers, directors and consultants.

2.	Restricted Stock Unit Incentive Plan, adopted by the board of directors of the Company on September 24, 2007 and approved by the Company’s shareholders on November 7, 2007.

3.	Standard health, medical, dental disability, life insurance and vacation benefits are provided to all employees of the Company and its subsidiary.

Section 4.28(d)

None

19.

SCHEDULE 4.29

Indemnification and Insurance

Insurance policies

20.

SCHEDULE 4.31(e)

Environmental Permits

Norsemont Peru S.A.C. holds an approved Environmental and Social Impact Assessment for the Constancia Project issued by Peru’s Ministry of Energy and Mines.

21.

SCHEDULE 4.32

Restrictive Covenants

None

22.

SCHEDULE 4.33

Employment Agreements and Collective Agreements

Section 4.33(a)(i)

1.	Certain severance and termination payments, as well as certain payments in case of a change of control in the Company are due to Mr. Christopher Reynolds in accordance with the terms of Mr. Reynolds’ employment agreement with the Company.

2.	Certain severance and termination payments, as well as certain payments in case of a change of control in the Company are due to Mr. Robert Baxter in accordance with the terms of Mr. Baxtepr’s employment agreement with the Company.

3.	Certain severance and termination payments, as well as certain payments in case of a change of control in the Company are due to Mr. Patrick Evans in accordance with the terms of Mr. Evans’ employment agreement with the Company.

4.	INTENTIONALLY DELETED - [Private Information]

5.	INTENTIONALLY DELETED - [Private Information]

Section 4.33(a)(ii)

None

23.